The Stock Exchan[illegible]ity for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any lia[illegible]g from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION ACQUISITION OF 36% INTEREST IN TCCH

On 23 October 2003 at 5:00 p.m. London time, TVBIL (a wholly owned subsidiary of the Company, Television Broadcasts Limited) entered into separate agreement with PMP and Global respectively for the sale and purchase of their shareholding in TCCH. Under the respective agreement, TVBIL agreed to pay PMP and Global HK$3,727,778 and HK$1,272,222 respectively for their respective 26.84% and 9.16% shareholding in TCCH. Upon completion of the transaction, TVBIL has increased its shareholding in TCCH from 64% to 100% and TCCH has become a wholly owned subsidiary of TVBIL.

Before completion, PMP held 26.84% interest in TCCH which was a 64% non-wholly owned subsidiary of the Company and Global is a wholly owned subsidiary of PMP. PMP and Global are connected persons of the Company. Accordingly, the entry into the sale and purchase agreements between TVBIL and PMP and Global constituted connected transactions of the Company under the Listing Rules.

Details of the sale and purchase agreements will be included in the next published annual reports and accounts of the Company.

THE TRANSACTION

On 23 October 2003 at 5:00 p.m. London time, TVB Investment Ltd ("TVBIL") entered into separate agreement with Pacific Media PLC ("PMP") and Global First Investments Ltd ("Global") respectively for the sale and purchase of their respective shareholding in The Chinese Channel (Holdings) Ltd. ("TCCH"), a 64% non-wholly owned subsidiary of the Company. The terms of the agreements with PMP and Global are the same. At as the date of the respective sale and purchase agreement, PMP and Global held 2,405,881 shares and 821,150 shares respectively in TCCH representing a respective shareholding of 26.84% and 9.16%. Based on the existing structure of the TCCH Group (meaning TCCH together with its subsidiaries), TCCH Group's combined audited net deficit value as at 31 December 2002 was GBP13,619,491 (approx. HK$179,504,891). For the two financial years ended 31 December 2001 and 31 December 2002, the combined audited net loss after taxation and extraordinary items of the TCCH Group were GBP1,382,300 (approx. HK$18,218,714) and GBP1,260,600 (approx. HK$16,614,708) respectively. After arm's length negotiation, it was agreed that PMP and Global would sell all of their respective shares to TVBIL at HK$3,727,778 and HK$1,272,222 respectively. Payment of the sale price would be in cash and made by TVBIL to PMP and Global within 2 business days from 23 October 2003. The parties also agreed that completion of the sale would take place on 23 October 2003 where all necessary documentation would be handed over to TVBIL. As PMP and Global are not Hong Kong companies, it was agreed among TVBIL, PMP & Global that the sale price would be made in the currency of Great Britain Pounds at the then prevailing mid closing bank rate of exchange at the close of business on 23 October 2003 as printed on the South China Morning Post on 24 October 2003.

Under their respective sale and purchase agreement, PMP and Global (including any company within their respective group of companies) each agrees to keep confidential of any financial and confidential information or know how related to the business of TCCH Group, not to engage in directly or indirectly within Europe, United Kingdom and Ireland in the business of Chinese language television programming services in any media for 3 years from 23 October 2003, not to own beneficially the share capital of any company that is engaged in providing services in Europe, United Kingdom and Ireland of the nature presently provided by TCCH Group and not to solicit the services of the key personnel of TCCH Group for 18 months from 23 October 2003.

The above Hong Kong dollars amounts are based on the exchange rate of approximately GBP 1 = HK$13.18.

REASONS FOR THE AGREEMENTS

The Company is of the view that there is potential for further development of the Chinese pay television market in Europe, the United Kingdom and Ireland. Hence, by purchasing the minority shares in TCCH and increasing the shareholding in the same from 64% to 100%, it will correspond with the long term strategy of the Company and its subsidiaries (together "Group") for this market with a potential to generate more income to the Group.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBIL, TCCH, PMP AND GLOBAL

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBIL is a company incorporated in Bermuda and is principally engaged in investment holding. PMP is a company incorporated in the United Kingdom and listed on the London Stock Exchange. The principal business of the PMP group is in television home shopping business operating in Japan, China, Korea and Singapore while PMP is principally engaged in investment holding. Global is a company incorporated in British Virgin Islands and in the business of investment holding.

TCCH is a company incorporated in Cayman Islands. It was first set up by Shaw Media Corporation, a company incorporated in the British Virgin Islands, in 1994. In 1995, the Group purchased 60% of the shareholding in the TCCH Group and increased its shareholding to 64% in 1999. Since then, the shareholding in TCCH remained at 64% until the subject transaction. The principal business of TCCH is investment holding while the TCCH Group is involved in the operation of subscription television targeting Chinese communities in the United Kingdom and Europe. Although PMP and Global were shareholders in TCCH and were entitled to nominate two directors to the board (which consisted of five directors before the transaction), they were not involved in the daily operation or management of the same. There will not be any change in the operation, management, business model or employees in TCCH as a result of the sale and purchase of PMP and Global's shares except for the resignation of two directors who were nominated by PMP and Global effective from 23 October 2003.

IMPLICATIONS UNDER THE LISTING RULES


TVB
PMP
64%
26.84%
100%
100%
TVBIL
64%
TCCH
9.16%
Global

Before completion, TCCH was a 64% non-wholly owned subsidiary of the Company. As PMP held 26.84% interest in TCCH, PMP, is therefore, a substantial shareholder of TCCH. Since Global is a wholly owned subsidiary of PMP, Global is an associate of PMP. PMP and Global are accordingly connected persons to the Company as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the entry into the respective sale and purchase agreement constituted connected transactions of the Company.

As the value of the aggregate consideration of HK$5,000,000 payable to PMP and Global by TVBIL pursuant to the respective sale and purchase agreement represents less than 3% of the net tangible assets of the audited consolidated accounts of the Group as at 31 December 2002, no shareholder approval is required and the agreements are being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of the Company, including the independent non-executive directors, consider that the terms of the sale and purchase agreements are fair and reasonable and in the interests of the shareholders of the Company, and the sale and purchase agreements were entered into in the ordinary and usual course of business and on normal commercial terms. Details of the sale and purchase agreements will be included in the next published annual reports and accounts of the Company for the year ending on 31 December 2003 pursuant to Rule 14.25(1) of the Listing Rules.

By Order of the Board
Ho Chan Fai
Company Secretary

24 October 2003, Hong Kong